HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

Six months ended June 30	2009 (1)	2009 (2)	2008 (1)	2008 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$41,248	$62,715	$72,849	$106,688
Interest component of rentals	2,825	2,825	2,620	2,620
Pretax preferred stock dividend requirements of subsidiaries	1,414	1,414	1,429	1,429

Total fixed charges	$45,487	$66,954	$76,898	$110,737

Earnings
Pretax income from continuing operations	$55,044	$55,044	$59,570	$59,570
Fixed charges, as shown	45,487	66,954	76,898	110,737
Interest capitalized	(3,349)	(3,349)	(1,597)	(1,597)

Earnings available for fixed charges	$97,182	$118,649	$134,871	$168,710

Ratio of earnings to fixed charges	2.14	1.77	1.75	1.52

Years ended December 31	2008 (1)	2008 (2)	2007 (1)	2007 (2)	2006 (1)	2006 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$120,083	$181,566	$156,575	$238,454	$148,160	$221,774
Interest component of rentals	5,354	5,354	5,367	5,367	4,729	4,729
Pretax preferred stock dividend requirements of subsidiaries	2,894	2,894	2,899	2,899	2,974	2,974

Total fixed charges	$128,331	$189,814	$164,841	$246,720	$155,863	$229,477

Earnings
Pretax income from continuing operations	$139,256	$139,256	$131,057	$131,057	$171,055	$171,055
Fixed charges, as shown	128,331	189,814	164,841	246,720	155,863	229,477
Interest capitalized	(3,741)	(3,741)	(2,552)	(2,552)	(2,879)	(2,879)

Earnings available for fixed charges	$263,846	$325,329	$293,346	$375,225	$324,039	$397,653

Ratio of earnings to fixed charges	2.06	1.71	1.78	1.52	2.08	1.73

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(continued)

Years ended December 31	2005 (1)	2005 (2)	2004 (1)	2004 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$144,671	$196,735	$142,779	$189,963
Interest component of rentals	4,133	4,133	3,935	3,935
Pretax preferred stock dividend requirements of subsidiaries	2,976	2,976	2,956	2,956

Total fixed charges	$151,780	$203,844	$149,670	$196,854

Earnings
Pretax income from continuing operations	$201,344	$201,344	$200,219	$200,219
Fixed charges, as shown	151,780	203,844	149,670	196,854
Interest capitalized	(2,020)	(2,020)	(2,542)	(2,542)

Earnings available for fixed charges	$351,104	$403,168	$347,347	$394,531

Ratio of earnings to fixed charges	2.31	1.98	2.32	2.00

(1)	Excluding interest on ASB deposits.
(2)	Including interest on ASB deposits.
(3)	Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI’s consolidated statements of income.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, but excluding interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI’s consolidated statements of income, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.